UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On August 20, 2009, Satélites Mexicanos, S.A. de C.V. (the “Company”) entered into an agreement pursuant to which the Company will reimburse Jefferies & Company, Inc. for fees and expenses related to advice Jefferies provides to holders of the Company’s First Priority Senior Secured Notes due November 30, 2011 and Second Priority Senior Secured Notes due November 30, 2013 in connection with a potential restructuring transaction or other strategic transaction. The Company is in the process of evaluating these options and has previously retained Perella Weinberg Partners to assist it in this regard. The Company expects to discuss restructuring and strategic alternatives with its debtholders. While the Company is considering its available options, no decision to pursue a specific alternative has been made, nor has any timetable been set in connection with this process. There can be no assurance that the Company will pursue or consummate any restructuring or strategic transaction.
A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release of Satélites Mexicanos S.A. de C.V., dated August 28, 2009
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 31, 2009

Satélites Mexicanos. S.A. de C.V. (Registrant)
By:	://signature
	Name:	Luis F. Stein Velasco
	Title:	Chief Executive Officer